SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

________________________

SCHEDULE 13D

[Rule 13d-101]

(Amendment No.  )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2 (a)

Ormat Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

686688-10-2
(CUSIP Number)

Charles E. Hord, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5 Pages)

____________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688-10-2	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ormat Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,765,250 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,765,250 shares of common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,765,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.64%
14	TYPE OF REPORTING PERSON CO

Item 1.

SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $.001 per share of Ormat Technologies, Inc., a Delaware corporation (the "Issuer").  The holders of Common Stock vote on the election of the Issuer’s directors and all other matters requiring stockholder action.

The principal executive offices of the Issuer are located at 6225 Neil Road, Suite 300, Reno, Nevada 89511.

Item 2.

IDENTITY AND BACKGROUND.

(a)

This statement is filed by Ormat Industries Ltd. (the "Reporting Person").

(b)

The principal business address of the Reporting Person is Industrial Area, P.O. Box 68, Yavneh 81100, Israel.

(c)

The principal business of the Reporting Person is investing in renewable and alternative energy, including holding indirect investments in geothermal and recovered energy generation.

(d)

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the shares of common stock reported herein were derived from available capital of the Related Person.

Item 4.

PURPOSE  OF TRANSACTION.

The purpose of the transaction is to maintain a level of ownership in light of a further public offering conducted by the Issuer.

The Related Person plans to further acquire additional shares through an exempted offering by the Issuer.

Item 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Person owns 24,765,250 shares of Common Stock, representing 59.64% of the outstanding shares of Common Stock.  This percentage is based upon the Issuer’s statement as to the number of outstanding shares of Common Stock as set forth in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 30, 2007.

(b)

The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of, the 24,765,250 shares of common stock of the Issuer that the Reporting Person owns.

(c)

Transactions in the securities effected during the past sixty days: None.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)

Not Applicable.

Item 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7.

MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2007

Ormat Industries Ltd.

Name:  Yehudit Bronicki

Title: Chief Executive Officer